Oakridge Energy

2004 Annual Report

Celebrating Our 35th Year



Who We Are

Headquartered in Wichita Falls, Texas, Oakridge Energy was incorporated in 1969, and for the past 35 years we have been engaged in the exploration, development, production and sale of oil and gas primarily in Texas. We also receive royalty income and other fees from gravel deposits located in Colorado.

Several years ago, we recognized the tremendous real estate development potential of our land in Durango, Colorado, and we have spent the past few years obtaining approvals to develop this property into a mixed-use real estate project. A final Area Plan was approved by the Durango City Council in January 2004, paving the way for the development of this choice Southwestern location.

Our Vision

The Intermountain West has been cited as the single fastest growing region of the country for more than a decade. The area's breathtaking natural beauty, unparalleled quality of life and economic viability have fueled an influx of new people and created an unprecedented demand for top quality urban planning, high-end live/work environments and a preference for an active, outdoor lifestyle. Durango, the largest city in southwestern Colorado, is the location of our proposed master planned development, Oakridge at Durango.

Sited on 1,400 acres atop a beautiful mesa overlooking the city of Durango, minutes from downtown, Oakridge at Durango will offer 360-degree views, a proposed 27-hole golf course and a "New Urban" style live/work/play environment knitted together by hiking trails, bike paths, parks, open space, pedestrian walkways and neighborhood squares. The project also will offer numerous residential, office and light commercial development opportunities.



Letter to Shareholders

Fiscal Year 2004 was a significant year for Oakridge Energ in that we achieved two key milestones.

First, we celebrated the completion of our 35th year in business, an accomplishment of no small significance. Secondly, after years of proposals, town meetings, discussions and lengthy negotiations with the City of Durango, Colorado, a final Area Plan affecting the development of our Ewing Mesa real estate was approvec by the Durango City Council in January.

The approved Area Plan paves the way to begin to develc 1,400 acres of this prime 1,965-acre parcel located in the heart of one of the most scenic, desirable and fast-growin areas of the country. Spectacular Colorado mountain activities are within minutes of our proposed mixed-use re estate development adjacent to the City of Durango, an historic city at the gateway to the beautiful Southwest.

We have long envisioned a high purpose for this beautiful and strategically located parcel of real estate. Our vision calls for creating an upscale "new-urban" style village witl a championship golf course and spa resort complex, sited on top of a scenic mesa that is only minutes from downtown Durango.

We have long envisioned a high purpose for this beautiful and strategically located parcel of real estate.

Our concept had originally called for a total of 1,095 residential units. But the City of Durango favored a much more aggressive expansion onto the mesa, and so the fina Area Plan was revised to support the construction of up to 6,000 residential units.

All that is left now is to request that the City approve the annexation application that we had previously filed with the conceptual plan, to file preliminary development plan discuss the particulars of the plans at public hearings in Durango, and then revise and finalize a plan. Once the Planning Commission and City Council approve a final development plan, groundbreaking could be around the corner.

Throughout the approval process and particularly after receiving the final Area Plan, a number of outside developers and other parties have approached us to inquire about the possibility of purchasing this real estate asset from us. Although we had not seriously considered the option of selling the property in its entirety, we are now reconsidering that option.

We believe that the current market value of the property will be affected by a number of factors, including:

- the significant value of a parcel of land that has already been approved to support a development of this scale;
- the prime Southwestern location of this property and the proposed development;
- the strong demand expressed by the people of Durango for the development of this piece of property and the desire of the City of Durango to increase the density to accommodate as many as 6,000 residential units on the property.

Getting us to this exciting point where we are today has been a long and often arduous process that has not come easily or without considerable blood, sweat and tears, as the saying goes. To oversee the full development of a project of this size is an even bigger undertaking that requires an even higher level of project management, development expertise and personal oversight. As previously reported, I have been diagnosed with a serious illness.

Consequently, we believe that it is in the best interest of our shareholders to actively seek proposals from developers and other parties who are interested in buying the 1,965-acre property in its entirety with a view toward completing the development process. To that end, we have begun to respond to inquires and enter into discussions with interested parties.

Other activities continue to provide revenues to the Company. For the fiscal year ended February 29, 2004, our oil and gas and gravel mining operations generated revenues of $1.2 million, compared to revenues of $1.3 million for the fiscal year ended February 28, 2003. For FY 2004, we reported a net loss of $151,000, or ($0.03) per share, compared to a loss of $50,000 or ($0.01) per share for the prior year. The principal reason for the increase in our net loss in fiscal 2004 was a $100,000 increase in the reserve for coal mine reclamation costs that was made as of year-end.

Your Company is financially sound and debt free. The balance sheet at February 29, 2004 shows total assets of $8.4 million with total liabilities of $374,000 and no long-term debt. We carry the Colorado property on our balance sheet at cost, which we believe is only a small portion of its current market value based on factors such as its location in the fast growing Southwest, its close proximity to downtown Durango, the strong desire to develop this specific location that has been expressed by the people of Durango and the City Council, and the fact that the Oakridge property has already been approved to support a development of up to 6,000 residential units.

I would like to express my sincere gratitude to our loyal employees whose dedication has helped us reach our goals this past year, and to our shareholders who have supported Oakridge Energy throughout the past 35 years. We will keep you updated as to further developments regarding the sale and/or continued development activities surrounding our Colorado property.

Sincerely,

Sandra Pautsky
President
June 25, 2004

The Colorado Development Opportunity

Our proposed real estate project "Oakridge at Durango" calls for creating an upscale "new-urban" style village with a championship golf course and spa resort complex, sited on 1,400 acres atop a scenic mesa that is only minutes from downtown Durango.

Core to our concept are residential villages within convenient walking or biking distance to nearby neighborhood squares that offer life's daily essentials. In the center of each square would be a small community park and plaza, a place that would bring people together to relax, play and eat. The parks and plazas transition to light business uses such as office spaces, essential services and shopping that would be convenient for nearby residents. Residential density declines around the golf course and resort complex, offering opportunities to build larger upscale residences.



WHITLEY PENN
CPAs AND PROFESSIONAL CONSULTANTS

Partners
Larry G. Autrey, P.C.
Felix J. Lozano III, P.C.
Scott A. Mayfield, P.C.
Ricky L. McBride, P.C.
David L. Neal, P.C.
James C. Penn, P.C.
Thomas J. Rein, P.C.
Mark A. Topel, P.C.
J. Alan White, P.C.
B. Glen Whitley, P.C.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Oakridge Energy, Inc.

We have audited the accompanying balance sheets of Oakridge Energy, Inc., a Utah corporation, as of February 29, 2004 and February 28, 2003, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oakridge Energy, Inc. as of February 29, 2004 and February 28, 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Whitley Penn

Fort Worth, Texas
April 23, 2004

Dallas: 5420 LBJ Freeway, Suite 1440 • Dallas, Texas 75240 • (972) 392-6600 • *fax* (972) 392-6601
Fort Worth: 1701 River Run Road, Suite 507 • Fort Worth, Texas 76107 • (817) 258-9100 • *fax* (817) 877-3036
Mid-Cities: 860 West Airport Freeway, Suite 601 • Hurst, Texas 76054 • (817) 258-9100 • *fax* (817) 656-4013

www.wpcpa.com

OAKRIDGE ENERGY, INC.

BALANCE SHEETS

	February 29, 2004	February 28, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 2,853,798	$ 3,375,427
Trade accounts receivable	150,564	274,869
Investment securities available for sale	436,378	260,817
Prepaid expenses and other	20,698	21,196
Total current assets	3,461,438	3,932,309
Oil and gas properties, at cost, using the successful efforts method of accounting:		
Proved developed properties	6,696,277	6,651,197
Less accumulated depletion and depreciation	6,195,590	6,058,833
	500,687	592,364
Unproved properties	185,207	177,833
Net oil and gas properties	685,894	770,197
Coal and gravel properties, at cost:		
Undeveloped properties	5,850,424	5,850,424
Mining and service equipment	2,461,783	2,461,783
	8,312,207	8,312,207
Less accumulated depletion and depreciation	8,046,348	8,027,008
Net coal and gravel properties	265,859	285,199
Other property and equipment, net of accumulated depreciation of $376,406 in 2004 and $352,062 in 2003	138,540	162,884
Real estate held for development or sale	2,986,658	2,941,989
Other non-current assets	865,809	875,074
Total assets	$ 8,404,198	$ 8,967,652

See accompanying notes to financial statements.

OAKRIDGE ENERGY, INC.

BALANCE SHEETS *(continued)*

	February 29, 2004	February 28, 2003
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 67,492	$ 112,692
Accrued expenses	49,473	75,071
Deferred income taxes	86,490	21,585
Total current liabilities	203,455	209,348
Reserve for reclamation costs	158,879	319,019
Deferred income taxes	11,457	115,030
Total liabilities	373,791	643,397
Commitments and contingencies	-	-
Stockholders' equity:		
Common stock, par value $.04 per share, 20,000,000 shares authorized, 10,157,803 shares issued	406,312	406,312
Additional paid-in capital	805,092	805,092
Retained earnings	16,800,307	16,951,167
Accumulated other comprehensive income	147,457	36,801
	18,159,168	18,199,372
Less treasury stock, at cost; 5,851,724 shares in 2004 and 5,787,313 in 2003	10,128,761	9,875,117
Total stockholders' equity	8,030,407	8,324,255
Total liabilities and stockholders' equity	$ 8,404,198	$ 8,967,652

See accompanying notes to financial statements.

OAKRIDGE ENERGY, INC.

STATEMENTS OF OPERATIONS

	Year Ended February 29, 2004	Year Ended February 28, 2003
Revenues:		
Oil and gas	$ 983,498	$ 968,252
Gravel	206,424	288,707
Total revenues	1,189,922	1,256,959
Operating expenses:		
Oil and gas:		
Depletion and depreciation	136,758	202,096
Lease operating	637,090	614,088
Lease impairment	-	642
Exploration costs	6	48,965
Total oil and gas	773,854	865,791
Coal and gravel	200,276	47,848
Real estate development	11,203	22,837
General and administrative	467,888	467,520
Total operating expenses	1,453,221	1,403,996
Loss from operations	(263,299)	(147,037)
Other income	28,627	88,414
Loss before income taxes	(234,672)	(58,623)
Income tax benefit	(83,812)	(8,917)
Net loss	$ (150,860)	$ (49,706)
Basic and diluted loss per common share	$ (0.03)	$ (0.01)
Weighted average common shares outstanding	4,332,735	4,403,740

See accompanying notes to financial statements.

OAKRIDGE ENERGY, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended February 29, 2004 and February 28, 2003

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Total	Comprehensive income (loss)
Balance at March 1, 2002	$ 406,312	$ 805,092	$ 17,000,873	$ 23,242	$ (9,714,886)	$ 8,520,633	
Purchases of treasury stock	-	-	-	-	(160,231)	(160,231)	
Net loss	-	-	(49,706)	-	-	(49,706)	$ (49,706)
Change in unrealized gain on investment securities, net of income taxes	-	-	-	13,559	-	13,559	13,559
Comprehensive loss for year							$ (36,147)
Balance at February 28, 2003	406,312	805,092	16,951,167	36,801	(9,875,117)	8,324,255	
Purchases of treasury stock	-	-	-	-	(253,644)	(253,644)	
Net loss	-	-	(150,860)	-	-	(150,860)	$ (150,860)
Change in unrealized gain on investment securities, net of income taxes	-	-	-	110,656	-	110,656	110,656
Comprehensive loss for year							$ (40,204)
Balance at February 29, 2004	$ 406,312	$ 805,092	$ 16,800,307	$ 147,457	$ (10,128,761)	$ 8,030,407	

See accompanying notes to financial statements.

OAKRIDGE ENERGY, INC.

STATEMENTS OF CASH FLOWS

	Year Ended February 29, 2004	Year Ended February 28, 2003
Operating Activities		
Net loss	$ (150,860)	$ (49,706)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depletion and depreciation	181,906	256,229
Gain on sales of oil and gas properties	(238)	(3,029)
(Gain) loss on sales of property and equipment	18,602	(38,711)
Loss on investment in limited partnership	9,265	11,784
Abandoned leaseholds	6	48,964
Oil and gas lease impairment	-	642
Deferred income taxes	(103,573)	(29,565)
Changes in operating assets and liabilities:		
Trade accounts receivable	124,305	(195,573)
Federal income taxes receivable	-	321,739
Prepaid expenses and other	498	(4,134)
Accounts payable and accrued expenses	(70,798)	23,964
Reserve for reclamation costs	(160,140)	(90,411)
Net cash provided by (used in) operating activities	(151,027)	252,193
Investing Activities		
Additions to oil and gas properties	(52,459)	(20,132)
Additions to real estate held for development	(89,737)	(116,338)
Additions to other property and equipment	-	(105,034)
Proceeds from sales of oil and gas properties	238	3,318
Proceeds from sales of property and equipment	25,000	97,390
Net cash used in investing activities	(116,958)	(140,796)
Financing Activity		
Purchases of treasury stock	(253,644)	(160,231)
Net decrease in cash and cash equivalents	(521,629)	(48,834)
Cash and cash equivalents at beginning of year	3,375,427	3,424,261
Cash and cash equivalents at end of year	$ 2,853,798	$ 3,375,427
Supplemental Disclosure of Cash Flow Information		
Income taxes paid	$ 23,388	$ 21,216
Supplemental Disclosure of Non-Cash Information		
Change in unrealized gain on investment securities, net of income taxes	$ 110,656	$ 13,559

See accompanying notes to financial statements.

OAKRIDGE ENERGY, INC.

NOTES TO FINANCIAL STATEMENTS

February 29, 2004 and February 28, 2003

A. Nature of Business

Oakridge Energy, Inc. (the "Company") is engaged in the exploration for and development, production and sale of oil and gas primarily in Texas. The Company also receives lease and royalty income from gravel deposits in Colorado and holds certain real estate in Colorado for development. The Company was incorporated in Utah in 1969 and its executive offices are located in Wichita Falls, Texas.

B. Significant Accounting Policies

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The accounts are maintained and the financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

Comprehensive Income

The Company reports comprehensive income in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, *Reporting Comprehensive Income.* SFAS No. 130 established standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income (loss) consists of net income (loss) and net unrealized gains (losses) on securities and is presented in the statements of stockholders' equity. SFAS No. 130 requires only additional disclosures in the financial statements; it does not affect the Company's financial position or results of operations.

Fair Value of Financial Instruments

In accordance with the reporting requirements of SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to financial statements when the fair value is different than the carrying value. The estimated fair value of accounts receivable, accounts payable and accrued expenses approximate their carrying amounts due to the relatively short maturity of their instruments.

B. Significant Accounting Policies - continued

Cash and Cash Equivalents

Cash equivalents of approximately $2,820,000 and $2,850,000 at February 29, 2004 and February 28, 2003, respectively, consisted of interest-bearing cash deposits. The Company considers all cash and highly liquid investments with original maturities of three months or less to be cash equivalents.

Trade Accounts Receivable

The Company performs ongoing credit evaluations of its customers' financial condition and extends credit to virtually all of its customers. Credit losses to date have not been significant and have been within management's expectations. In the event of complete non-performance by the Company's customers, the maximum exposure to the Company is the outstanding accounts receivable balance at the date of non-performance.

Investment Securities

Investment securities consist of equity securities. The Company's investments are classified at the time of purchase into one of three categories as follows:

- Held to Maturity Securities - Debt securities that the Company has the positive intent and ability to hold to maturity are reported at amortized cost, adjusted for the amortization or accretion of premiums and discounts.

- Trading Securities - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are reported at fair value, with unrealized gains and losses included in earnings.

- Available for Sale Securities - Debt and equity securities not classified as held to maturity securities or trading securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity (net of tax effects).

The Company did not have any securities classified as held to maturity or trading as of February 29, 2004 or February 28, 2003.

A decline in the market value of any available for sale or held to maturity security below cost that is deemed to be other than temporary results in a reduction of the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. No impairment charges were recorded during 2004 or 2003.

Dividend and interest income are recognized when earned. Gains and losses on securities sold are computed under the specific identification method.

B. Significant Accounting Policies - continued

Oil and Gas Properties

The Company uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Geological and geophysical costs, costs to drill exploratory wells that do not find proved reserves, and non-producing leasehold abandonments are expensed as incurred.

Unproved oil and gas properties are periodically assessed for impairment of value and a loss is recognized at the time of impairment by providing an impairment allowance. Capitalized costs of producing oil and gas properties are depleted and depreciated by the units-of-production method based on proved oil and gas reserves as estimated by an independent petroleum reservoir engineering firm.

Upon sale or retirement of a proved property, the cost and related accumulated depletion and depreciation are eliminated from the property accounts, and any resulting gain or loss is recognized.

Coal and Gravel Properties

Costs attributable to the acquisition and development of coal and gravel properties are capitalized, while costs incurred to maintain the properties are expensed. Undeveloped coal and gravel properties, which are individually significant, are periodically assessed for impairment of value and a loss is recognized at the time of impairment by providing an impairment allowance. Capitalized costs of producing properties are depleted on a property-by-property basis using the units-of-production method.

In 1994, the Company recorded an impairment allowance for substantially all the carrying value of the undeveloped coal properties and related assets. The Company also has a reserve approximating $159,000 and $319,000 at February 29, 2004 and February 28, 2003, respectively, for estimated costs associated with the reclamation of the property surrounding and including the Company's coal mining operations. The reserve is based on an outside engineer's estimate and is included as a long-term liability in the accompanying balance sheets.

Depreciation on mining and service equipment is calculated using accelerated and straight-line methods over the estimated useful lives of the assets. Upon sale or abandonment, the cost of the equipment and related accumulated depreciation are removed from the accounts and any gains or losses thereon are recognized.

Other Property and Equipment

Depreciation on other property and equipment is calculated using accelerated and straight-line methods over the estimated useful lives of the assets. Upon sale or abandonment, the cost of the equipment and related accumulated depreciation are removed from the accounts and any gains or losses thereon are recognized.

B. Significant Accounting Policies - continued

Real Estate Held for Development or Sale

Real estate held for development or sale is carried at cost, which does not exceed net realizable value. Real estate development and construction costs directly identifiable with such property are capitalized. The cost of the property remains as a non-current asset since the Company may proceed with the development if it is unable to complete a sale transaction.

Impairment of Long-Lived Assets

The carrying value of property and equipment is periodically evaluated under the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 requires long-lived assets and certain identifiable intangibles to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is determined that the estimated future net cash flows of an asset will not be sufficient to recover its carrying amount, an impairment loss must be recorded to reduce the carrying amount to its estimated fair value.

Under SFAS No. 144, the Company evaluates impairment of proved oil and gas properties on a field-by-field basis. On this basis, certain fields may be impaired because they are not expected to recover their entire carrying value from future net cash flows. During 2004 the Company recorded no impairment losses related to its proved oil and gas properties. Approximately $600 in impairment losses were recorded in 2003. The fair values of the impaired proved oil and gas properties were determined by using the present value of expected future cash flows. If estimated future cash flows are not achieved with respect to certain fields, further write-downs may be required.

Investment in Partnership

The Company uses the equity method of accounting for its investment in partnership. The investment in partnership of approximately $49,000 and $58,000 at February 29, 2004 and February 28, 2003, respectively, are included in other non-current assets in the accompanying balance sheets. The Company recognized losses pertaining to its interest in the partnership of approximately $9,000 and $12,000 during 2004 and 2003, respectively, which are included in other income in the accompanying statements of operations.

Revenue Recognition

The Company recognizes revenue as oil and gas are produced based on contracted or estimated sales prices. Estimated revenue is subject to adjustments based on final settlement. Such adjustments are reflected in revenue when received.

B. Significant Accounting Policies - continued

Income Taxes

Deferred income taxes are determined using the liability method in accordance with SFAS No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Earnings Per Common Share

Basic earnings per common share is calculated by dividing net income (loss) (available to common stockholders) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per common share reflects the potential dilution that could occur if accounts or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. For the years and quarters presented herein, basic and diluted earnings (loss) per common share are the same.

Impact of Recently Issued Accounting Standards

In 2001, the Financial Accounting Standards Board issued SFAS No. 143, *Accounting for Retirement Obligations*, which was effective for fiscal years beginning after June 15, 2002. SFAS No. 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, the cost is capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company adopted SFAS No. 143 effective March 1, 2003; however, it did not have a material effect on the operations or financial position of the Company.

Reclassifications

Certain prior year amounts have reclassified to conform to the current year presentation.

C. Investment Securities

The amortized cost and fair values of investment securities available for sale, as of February 29, 2004 and February 28, 2003, are as follows:

2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 202,430	$ 233,948	$ -	$ 436,378

2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 202,430	$ 58,387	$ -	$ 260,817

D. Income Taxes

The Company's income tax expense (benefit) attributable to income (loss) from continuing operations consists of the following:

	Current	Deferred	Total
Year ended February 29, 2004:			
U.S. Federal	$ 3,498	$ (100,468)	$ (96,970)
State and local	16,265	(3,107)	13,158
	$ 19,763	$ (103,575)	$ (83,812)

	Current	Deferred	Total
Year ended February 28, 2003:			
U.S. Federal	$ 784	$ (28,679)	$ (27,895)
State and local	19,864	(886)	18,978
	$ 20,648	$ (29,565)	$ (8,917)

D. Income Taxes - continued

Income tax expense (benefit) for the years presented differs from the "expected" federal income tax expense (benefit) for those years, computed by applying the statutory U.S. Federal corporate tax rate of 34% to pre-tax income (loss), as a result of the following:

	2004	2003
Computed "expected" tax expense (benefit)	$ (79,788)	$ (19,932)
State and local income taxes, net of federal income tax benefit	8,684	13,111
Other, primarily revision of prior year provision estimate	(12,708)	(2,096)
	$ (83,812)	$ (8,917)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities, at February 29, 2004 and February 28, 2003, are presented below:

	2004	2003
Deferred tax assets:		
Net operating loss carryforward	$ 179,147	$ 30,166
Alternative minimum tax credit carryforward	98,739	98,607
Reserve for reclamation costs	58,738	117,941
	336,624	246,714
Deferred tax liabilities:		
Oil and gas properties and other property and equipment, principally due to depletion and depreciation	(302,886)	(309,399)
Coal properties, principally due to differences in depletion	(45,195)	(52,345)
Unrealized gain on investment securities available for sale	(86,490)	(21,585)
	(434,571)	(383,329)
Net deferred tax asset (liability)	$ (97,947)	$ (136,615)
Included in the balance sheets as:		
Deferred income taxes, current	$ (86,490)	$ (21,585)
Deferred income taxes, non-current	(11,457)	(115,030)
Net deferred tax asset (liability)	$ (97,947)	$ (136,615)

D. Income Taxes - continued

Based on the future reversal of existing taxable temporary differences and future earnings expectations, management of the Company believes it is more likely than not that deferred tax assets will be realized or settled, and accordingly, no valuation allowance has been recorded. At February 29, 2004, the Company has an alternative minimum tax credit carryforward of approximately $99,000, which has no expiration date and is available to reduce the Company's future taxable income. Additionally, the Company has accumulated net operating loss carryforwards of approximately $485,000, which will expire in fiscal 2023 and 2024 and are available to reduce the Company's future taxable income.

E. Segment Information and Major Customers

The following information is presented in accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.* The Company is engaged in oil and gas, coal and gravel activities and real estate development. The Company has identified such segments based on management responsibility and the nature of the Company's products, services and costs. There are no major distinctions in geographical areas served as all operations are in the United States. The Company measures segment profit (loss) as income (loss) from operations. Business segment assets are those assets controlled by each reportable segment. The following table sets forth certain information about the financial information of each segment for the years ended February 29, 2004 and February 28, 2003:

	2004	2003
Business segment revenue:		
Oil and gas	$ 983,498	$ 968,252
Gravel	206,424	288,707
Total business segment revenue	$ 1,189,922	$ 1,256,959
Business segment profit (loss):		
Oil and gas	$ 209,644	$ 102,461
Coal and gravel	6,148	240,859
Real estate development	(11,203)	(22,837)
General corporate	(467,888)	(467,520)
Loss from operations	(263,299)	(147,037)
Other income	28,627	88,414
Loss before income taxes	$ (234,672)	$ (58,623)

E. Segment Information and Major Customers - continued

	2004	2003
Business segment assets:		
Depreciation, depletion and amortization:		
Oil and gas	$ 136,758	$ 202,096
Coal and gravel	19,339	21,448
Real estate development	1,465	14,016
General corporate	24,344	18,669
	$ 181,906	$ 256,229
Capital expenditures:		
Oil and gas	$ 52,459	$ 20,132
Real estate development	89,737	116,338
General corporate	-	105,034
	$ 142,196	$ 241,504
Total assets:		
Oil and gas	$ 4,175,917	$ 739,858
Coal and gravel	265,859	285,199
Real estate development	2,986,658	2,941,989
General corporate	975,764	1,000,606
	$ 8,404,198	$ 8,967,652

Oil sales to two customers, which accounted for more than 10% of the Company's total oil sales, approximated $522,000 (68%) and $191,000 (25%) for the year ended February 29, 2004. Two customers accounted for approximately $578,000 (75%) and $143,000 (18%) of the Company's total oil sales for the year ended February 28, 2003. Gas sales to two customers approximated $123,000 (74%) and $22,000 (13%) of the Company's total gas sales for the year ended February 29, 2004. Two customers accounted for approximately $106,000 (75%) and $15,000 (11%) of the Company's gas sales for the year ended February 28, 2003. Lease operating payments primarily made to a principal operator on the Company's oil and gas producing properties approximated $413,000 and $364,000 in 2004 and 2003, respectively.

F. Related Party Transactions

In the normal course of business, the Company owns interests in various oil and gas properties in which certain stockholders and affiliates also own interests. During fiscal 2004, the Company purchased 47,500 shares of the Company's common stock at prices ranging from $3.65 to $4.33 per share from related parties and such prices approximated the share price paid by the Company to other unaffiliated stockholders at the time of each purchase. During fiscal 2003, the Company purchased 26,700 shares of the Company's common stock from a related party at $3.50 per share, which approximated the share price paid by the Company to other unaffiliated stockholder at the time of purchase.

G. Commitments and Contingencies

The Company is subject to certain claims and litigation arising in the normal course of business. In the opinion of management, the outcome of such matters will not have a materially adverse effect on the results of operations or financial position of the Company.

As of February 29, 2004 and February 28, 2003, the Company has pledged interest-bearing cash deposits approximating $817,000 to secure letters of credit in favor of the Colorado Bureau of Land Management for state requirements regarding land reclamation based on future operations with respect to coal and gravel properties. These pledged cash deposits are included in other non-current assets in the accompanying balance sheets.

H. Quarterly Operating Results (Unaudited)

Quarterly results of operations for 2004 and 2003 were as follows:

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Total revenues	$ 280,123	$ 334,674	$ 310,575	$ 264,550	$ 1,189,922
Income (loss) from operations	(83,804)	(32,460)	(31,395)	(115,640)	(263,299)
Net income (loss)	(58,913)	(17,135)	(2,006)	(72,806)	(150,860)
Basic and diluted earnings (loss) per common share	(.01)	(.00)	(.00)	(.02)	(.03)

During the fourth quarter of fiscal 2004, the Company recorded additional gravel expenses of approximately $100,000 (before income taxes) as a result of a revised estimate of reclamation costs by an independent third party.

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Total revenues	$ 284,968	$ 264,882	$ 245,474	$ 461,635	$ 1,256,959
Income (loss) from operations	(71,655)	(76,525)	(65,195)	66,338	(147,037)
Net income (loss)	(10,837)	(38,145)	(31,278)	30,554	(49,706)
Basic and diluted earnings (loss) per common share	.00	(.01)	(.01)	.01	(.01)

During the fourth quarter of fiscal 2003, the Company recorded additional gravel revenues of approximately $186,000 (before income taxes) as a result of renegotiating the royalty it receives in regards to the gravel mined from the Company's Colorado real estate property (approximately $92,000 recorded for the first three quarters of fiscal 2003)

The following tables set forth supplementary disclosures for oil and gas producing activities in accordance with SFAS No. 69, *Disclosures about Oil and Gas Producing Activities*.

Costs Incurred

A summary of costs incurred in oil and gas property acquisition, development, and exploration activities (both capitalized and charged to expense) for the years ended February 29, 2004 and February 28, 2003 follows:

	2004	2003
Acquisition of proved properties	$ 45,080	$ 13,211
Acquisition of unproved properties	$ 7,379	$ 6,921
Exploration costs	$ 6	$ 48,965

Results of Operations for Producing Activities

The following table presents the results of operations for the Company's oil and gas producing activities for the years ended February 29, 2004 and February 28, 2003

	2004	2003
Revenues	$ 983,498	$ 968,252
Production costs	(637,090)	(614,088)
Depletion, depreciation, and valuation provisions	(136,758)	(202,738)
Exploration costs	(6)	(48,965)
	209,644	102,461
Income tax expense	71,279	34,837
Results of operations for producing activities (excluding corporate overhead and interest costs)	$ 138,365	$ 67,624

Reserve Quantity Information

The following table presents the Company's estimate of its proved oil and gas reserves, all of which are located in the United States. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of reserves related to new discoveries are more imprecise than those for producing oil and gas properties. Accordingly, the estimates are expected to change as future information becomes available. The estimates have been prepared with the assistance of an independent petroleum reservoir engineering firm. Oil reserves, which include condensate and natural gas liquids, are stated in barrels and gas reserves are stated in thousands of cubic feet.

Reserve Quantity Information - continued

	Oil (Bbls.)	Gas (MCF)
Proved developed and undeveloped reserves:		
Balance at March 1, 2002	688,133	265,475
Revisions of previous estimates	35,096	(78,601)
Production	(28,015)	(45,720)
Balance at February 28, 2003	695,214	141,154
Revisions of previous estimates	5,757	(11,389)
Production	(25,384)	(36,879)
Balance at February 29, 2004	675,587	92,886
Proved developed reserves:		
February 28, 2002	134,931	265,475
February 28, 2003	100,899	141,154
February 29, 2004	90,226	92,886

Standardized Measure of Discounted Future Net Cash Flow and Changes Therein Relating to Proved Oil and Gas Reserves

The following table, which presents a standardized measure of discounted future cash flows and changes therein relating to proved oil and gas reserves, is presented pursuant to SFAS No. 69. In computing this data, assumptions other than those required by the Financial Accounting Standards Board could produce different results. Accordingly, the data should not be construed as being representative of the fair market value of the Company's proved oil and gas reserves.

Future cash inflows were computed by applying existing contract and year-end prices of oil and gas relating to the Company's proved reserves to the estimated year-end quantities of those reserves. Future price changes were considered only to the extent provided by contractual arrangements in existence at year end. Future development and production costs were computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs. Future income tax expenses were computed by applying the year-end statutory tax rate, with consideration of future tax rates already legislated, to the future pre-tax net cash flows relating to the Company's proved oil and gas reserves. The standardized measure of discounted future cash flows at

Standardized Measure of Discounted Future Net Cash Flow and Changes Therein Relating to Proved Oil and Gas Reserves - continued

February 29, 2004 and February 28, 2003, respectively which represents the present value of estimated future cash flows using a discount rate of 10% a year, follows:

	2004	2003
Future cash inflows	$ 22,303,757	$ 23,675,638
Future production and development costs	(5,820,350)	(6,058,249)
Future income tax expenses	(2,484,501)	(2,314,200)
Future net cash flows	13,998,906	15,303,189
10% annual discount for estimated timing of cash flows	(4,235,816)	(3,945,469)
Standardized measure of discounted future net cash flows	$ 9,763,090	$ 11,357,720

Beginning of year	$ 11,357,720	$ 5,299,860
Sales of oil and gas, net of production costs	(346,414)	(354,164)
Extensions, discoveries, and improved recoveries, less related costs	331,949	295,654
Accretion of discount	1,135,772	529,986
Net change in sales and transfer prices, net of production costs	(663,461)	5,330,972
Changes in estimated future development costs	(36,295)	-
Net change in income taxes	564,677	(2,301,325)
Changes in production rates (timing and other)	(2,772,188)	1,864,530
Revisions of previous quantities	191,330	692,207
End of year	$ 9,763,090	$ 11,357,720

DESCRIPTION OF BUSINESS.

Oakridge Energy, Inc. (the "Company") is engaged in the exploration for and development, production and sale of oil and gas primarily in Texas. The Company also receives royalty income and other fees from gravel deposits in Colorado and holds certain real estate in Colorado for development or sale.

The Company is a Utah corporation incorporated in 1969. The Company's executive offices are located at 4613 Jacksboro Highway, Wichita Falls, Texas 76302. The Company's telephone number is (940) 322-4772.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The following discussion and analysis should be read in conjunction with the Financial Statements and Notes.

Results of Operations

The Company had a net loss of $150,860 ($.03 per share) in the fiscal year ended February 29, 2004 compared to a net loss of $49,706 ($.01 per share) in the fiscal year ended February 28, 2003. The principal reason for the $101,154 increase in the Company's net loss in fiscal 2004 was a $100,000 increase in the Company's reserve for coal mine reclamation costs that was made as of year end. Other material factors impacting the Company's results of operations in fiscal 2004 were slightly improved oil and gas revenues accompanied by significantly lower oil and gas operating expenses and lower levels of gravel and other income.

Oil and gas revenues increased approximately $15,200 (1.6%) in the fiscal year ended February 29, 2004 due to significant increases in the Company's average oil and gas prices received during the year as oil and gas production sales volumes again declined. During the fourth quarter of fiscal 2004, however, oil and gas revenues declined approximately 4.1% compared to the prior year despite an increase in the Company's average gas price received as the Company's average oil price received approximated that of the prior year. Fees in the amount of $36,600 and $37,400 received by the Company in fiscal 2004 and 2003, respectively, for serving as operator of most of the Company's North Texas area properties are included in oil and gas revenues.

The following table compares the Company's oil and gas revenues and average prices received by the Company and its sales volumes of oil and gas during fiscal 2004 with those of fiscal 2003:

	Fiscal 2004	Fiscal 2003	Percentage Difference
Oil:			
Revenues	$ 772,484	$ 774,551	- .3%
Volume (Bbls.)	25,565	28,600	-10.6
Average Price (per Bbl.)	30.22	27.08	+11.6
Gas:			
Revenues	$ 166,750	$ 142,385	+17.1%
Volume (MCF)	30,953	41,064	-24.6
Average Price (per MCF)	$ 5.39	$ 3.47	+55.4%

Non-material amounts of natural gas liquids revenues and sales volumes for both years are excluded from the foregoing table.

Notwithstanding the overall increase in the Company's oil and gas revenues in fiscal 2004, revenues from the Madison County, Texas property declined approximately $44,200 (7.1%) as the significantly higher average oil and gas prices received for production from the property were not sufficient to offset the effect of lower sales volumes. The Madison County, Texas property has been fully developed for its primary oil and gas reserves for some time. The property was unitized in fiscal 2003 and a secondary recovery (waterflood) project on the property was commenced in the last quarter of that year. The secondary recovery project has been implemented in a tightly controlled manner by the operator of the property, which intends to complete the project out of the property's cash flow, if possible, rather than incurring a substantial part of the project's installation expense upfront at one time. During fiscal 2004, a second producing well was converted to a water injection well but no other significant project costs were incurred. The operator has advised the Company that it is optimistic that production volumes will stabilize in fiscal 2005 and believes that a trend can be seen in that direction already. Production stabilization should be aided by two pumping units which will be installed on formerly flowing oil wells. The installation of these units should produce improved results for such wells. Any increase in oil production volumes from the property is now not expected to occur until fiscal 2006 at the earliest due to the substantial lag time for the buildup of sufficient water volumes to push the incremental secondary oil reserves to producing wells and the actual production of the incremental reserves. Notwithstanding the Company's continued strong expectations with respect to the waterflood, it should again be emphasized that there can be no assurance that the secondary recovery project will be successful.

Although the Company's gravel revenues through the first three quarters of fiscal 2004 were substantially ahead of such revenues for fiscal 2003, revenues for the full fiscal year wound up declining by approximately $82,300 (28.5%). During the fourth quarter of fiscal 2003, the Company received approximately $196,800 in revenues as a result of the implementation during that period, but effective as of July 1, 2001, of a new road usage fee and an increased royalty rate for tonnage mined from the 9.9 acres added to Four Corners Materials' mining area. As a result of the Company's dispute with Four Corners Materials which developed during the second quarter of fiscal 2004 and Four Corners Materials' cessation of mining activities in the third quarter, the Company received substantially reduced revenues from gravel sales and road usage fees in the fourth quarter of fiscal 2004, resulting in an approximate $182,800 decline in revenues for that quarter and the overall decline in gravel revenues for the full fiscal year. The Company expects to receive some revenues through the first half of fiscal 2005 from the sale by Four Corners Materials of gravel stockpiled on the property when its mining activities ceased but none after that time. The Company would lease the property again for gravel operations but has no intention of conducting any operations itself. The Company had no coal revenues in either fiscal 2003 or 2004.

The expenses of the Company's oil and gas operations decreased approximately $91,900 (10.6%) in the fiscal year ended February 29, 2004 primarily as a result of an approximate $65,300 (32.3%) decline in depletion and depreciation expense, the absence of any lease impairment expense and significantly reduced exploration costs. The decline in depletion and depreciation expense was attributable to the Madison County, Texas property and was due to lower sales production volumes for the year and a lower per barrel amortization rate resulting from the lower proven oil and gas reserves for the property at the fiscal 2004 year end as compared to the prior year. Depletion expense should continue to reduce for this property as its depletable balance lowers. In fiscal 2003, the Company incurred approximately $49,000 in exploration costs due to expired leasehold expense, primarily with respect to a prospect in Red River County, Texas. The Company only incurred very nominal exploration costs in fiscal 2004. There were no dry hole costs in either fiscal 2003 or 2004 as the Company did not participate in the drilling of any wells in these years. The lease operating portion of overall oil and gas operating expenses did increase, however, by approximately $23,000 (3.7%) in fiscal 2004. Such increase was mainly attributable to the addition of one field employee for all of fiscal 2004 but only a portion of fiscal 2003.

The expenses of the Company's coal and gravel operations more than tripled in fiscal 2004, primarily as the result of a $100,000 increase in the Company's reserve for coal mine reclamation costs made by the Company as of the end of the year. This increase in the reserve grew out of instructions given by Four Corners Materials to the Colorado Division of Minerals and Geology in the second quarter of the fiscal year to stop processing the bond that was to secure the amendment of the Company's gravel permit intended to allow Four Corners

Materials to perform coal mine reclamation work on the Company's behalf. The Company believes that the actions of Four Corners Materials breached the terms of its oral contract with the Company as well as the Company's conditional right of entry grant and the gravel permit amendment and notified Four Corners Materials to such effect at the time, but such actions by Four Corners Materials nevertheless caused the Company to have to take back the responsibility for the remaining coal mine reclamation work that had been shifted to Four Corners Materials. A study subsequently undertaken at the Company's request by the Company's mining consultant estimated that the Company's previous reserve should be increased by $100,000 to cover fully the reclamation work, and the Company took such action at year end. Coal and gravel operating expenses were also adversely impacted by higher testing and permitting expenses and legal expenses resulting from the Four Corners Materials dispute and ad valorem tax expense that more than doubled.

Four Corners Materials has recently unilaterally amended its gravel permit to include a portion of the acreage (i.e., the so-called south pit area) that was formerly included in the Company's coal permit. This action should allow the Company to amend its coal permit to delete that acreage. The Company has not yet made any determination as to whether Four Corners Materials' recent action will affect the reduction of the amount of its coal reclamation reserve and is still considering pursuing its legal remedies against Four Corners Materials for the actions it took.

Real estate development expense declined approximately $11,600 (50.9%) in fiscal 2004 primarily due to lower depreciation expense as a result of the sale during the first quarter of the year of a trailer formerly used in the Company's operations. General and administrative expenses were essentially unchanged in amount in fiscal 2004 from the fiscal 2003 level as a significant increase in employee benefits expense resulting from the inclusion of family members of employees in the Company's health insurance plan and higher general depreciation and insurance expenses were counterbalanced by lower contributions, engineering, website and miscellaneous expenses.

In the first quarter of fiscal 2005, the Company paid Sandra Pautsky, the Company's Chief Executive Officer, a bonus of $315,000 in consideration of her extraordinary services over a number of years with respect to the Company's proposed Colorado real estate development project. Although the Company believes that such bonus was well deserved, it will have an adverse effect on the Company's results of operations, certainly in the first quarter of fiscal 2005 and possibly for the full year.

Other income declined approximately $59,800 (67.6%) in fiscal 2004 compared to fiscal 2003. Other income consists of two primary components - interest and dividend income and other net income. Other net income consists primarily of the gain or loss on any sale of oil and gas properties, the gain or loss on the sale of other assets and investment income or loss. Investment income or loss is currently entirely attributable to the Company's interest in a limited partnership which operates a small gas pipeline in the East Texas area. Interest and dividend income declined approximately $2,200 in fiscal 2004. Interest income alone declined over $23,800 due to the effect of lower interest rates, but dividend income on the Company's equity investment increased approximately $21,600. The Company is uncertain whether it can expect to receive dividend income from its equity investment at the same high level in fiscal 2005. Other net income changed from an approximate $30,000 income item in fiscal 2003 to an approximate $27,600 loss item in fiscal 2004, an approximate $57,600 difference. All of the difference was attributable to the gain (loss) on the sale of other assets component. In fiscal 2003, the Company recognized a gain on the sale of its workover rig of approximately $38,700, but in fiscal 2004 the Company suffered an $18,600 loss on the sale of a trailer used in its real estate operations. As to the remaining other net income components, an approximate $3,000 gain on the sale of oil and gas properties in fiscal 2003 was roughly offset by a smaller loss from the Company's interest in the limited partnership in fiscal 2004 than in fiscal 2003.

The Company's provision for income tax benefit in fiscal 2004 was slightly higher than what would be expected to be the case if such provision were computed by applying the U.S. Federal corporate tax rate to the pretax loss in such year primarily as the result of a revision of a prior year provision estimate. In fiscal 2003, such provision was lower than what would be expected principally due to the effect of state and local income taxes.

The Company's weighted average shares outstanding decreased approximately 1.6% in the fiscal year ended February 29, 2004 due to the purchase of approximately 64,400 shares of the Company's stock made by the Company from related parties and other shareholders during the year. See "Item 7. - Financial Statements - Note F. of Notes to Financial Statements."

Financial Condition and Liquidity

During fiscal 2004, notwithstanding that the Company did not participate in any exploratory or development drilling for the second straight year and generally tried to restrict its expenditures on operational and investing activities, all aspects of the Company's activities were net users of cash, resulting in a reduction in the Company's cash and cash equivalents at year end of approximately $521,600.

The Company's operating activities, which traditionally have been net providers of cash, instead used approximately $151,000 in cash in fiscal 2004 despite the Company's slight increase in oil and gas revenues during the year. In fiscal 2003, the Company's operating activities provided approximately $252,200 in funds, although such provision was substantially benefited by the receipt of an approximate $321,700 federal income tax receivable during the year.

The Company's investing activities used approximately $117,000 in funds (approximately $23,800 less than in fiscal 2003) as additions to oil and gas properties and real estate held for development aggregating approximately $142,200 were substantially greater than the proceeds from minor sales of oil and gas properties and proceeds from sales of property and equipment totaling approximately $25,200. The Company's financing activities (entirely purchases of the Company's common stock) used approximately $253,600 in funds in fiscal 2004, up from $160,200 in fiscal 2003 due to increases in the number of shares purchased and in the Company's stock price during the year. At February 29, 2004, the Company still had no indebtedness and cash, cash equivalents and investment securities available for sale aggregated approximately $3,290,200.

Given the Company's decision to attempt to sell, rather than develop, its Colorado real estate in fiscal 2005, which should eliminate the need for any substantial drawdown of the Company's cash reserves or the need to obtain additional debt or equity financing, the Company expects to fund its contemplated oil and gas and coal reclamation operations during fiscal 2005 and any purchases of the Company's stock that it makes from its cash and cash equivalents, sales of all or a portion of its investment securities available for sale and any cash flow from its oil and gas properties. There should be no significant funds available from gravel operations in fiscal 2005 because of the cessation of mining activities, and the bonus paid to the Company's Chief Executive Officer in the first quarter of fiscal 2005 will further reduce the available funds, although more than sufficient funds should be available to the Company for operations.

Although the Company's average oil and gas product prices received increased significantly during fiscal 2004, prices have remained strong in the first quarter of fiscal 2005 with oil prices reaching 20-year high levels in early May. The Company does not anticipate that its average oil and gas prices received in fiscal 2005 will exceed or necessarily even be equivalent to those received during fiscal 2004 but currently believes that sales production volumes from the Madison County, Texas properties have a good chance to be maintained at prior year levels for the first time in six years. If that is the case, cash flow from the Company's oil and gas properties should improve in fiscal 2005. The Company's fiscal 2005 operations should also benefit from the contemplated release of a significant portion of the Company's $817,000 coal mine reclamation bond to the State of Colorado sometime during the year. The Company had thought that a portion of the coal reclamation bond would be released in fiscal 2004, but the actions taken by Four Corners Materials during the year effectively prevented that from happening.

Forward-Looking Statements

Certain information included in this Annual Report on Form 10-KSB and other materials filed by the Company with the Commission contain forward-looking statements relating to the Company's operations and the oil and gas industry. Such forward-looking statements are based on management's current projections and estimates and are identified by words such as "expects," "intends," "plans," "believes," "estimates," "anticipates" and similar words. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from what is expressed in such forward-looking statements.

Among the factors that could cause actual results to differ materially are crude oil and natural gas price fluctuations, failure to achieve expected production and the timing of receipt of revenues from existing and future exploration and development projects (including, particularly, the recently implemented secondary recovery project on the Madison County, Texas property), higher than estimated coal reclamation costs and delays with respect to, or failure to obtain, governmental permits and approvals necessary to proceed with real estate development. In addition, these forward-looking statements may be affected by general domestic and international economic and political conditions.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company's common stock, $.04 par value, is traded in the over-the-counter market. The following table shows the range of bid quotations for the common stock during the two fiscal years ended February 29, 2004 by quarters. Such quotations were furnished to the Company by the National Quotation Bureau, LLC and were supplied by The National Association of Securities Dealers ("NASD") through the NASD OTC Bulletin Board, the NASD's automated system for reporting NON-NASDAQ quotes and the National Quotation Bureau's Pink Sheets. The quotations represent prices between dealers and do not include retail markups, markdowns or commissions and do not necessarily represent actual transactions.

Period	High	Low
Fiscal Year Ended February 28, 2003:		
Quarter Ended May 31, 2002	$ 2.35	$ 2.35
Quarter Ended August 31, 2002	3.25	2.35
Quarter Ended November 30, 2002	3.70	2.85
Quarter Ended February 28, 2003	3.70	3.10
Fiscal Year Ended February 29, 2004:		
Quarter Ended May 31, 2003	$ 3.90	$ 3.40
Quarter Ended August 31, 2003	4.40	3.40
Quarter Ended November 30, 2003	4.50	4.05
Quarter Ended February 29, 2004	4.35	4.20

As of May 28, 2004, the approximate number of holders of record of the common stock of the Company was 453.

The Company did not pay any dividends during the two fiscal years ended February 29, 2004. There are currently no restrictions upon the Company's ability to pay dividends; however, the Company does not anticipate paying any dividends in fiscal 2005.

The Company did not make any sales of its equity securities during the two fiscal years ended February 29, 2004.

This page intentionally blank.

CORPORATE INFORMATION

Upon written request, Oakridge Energy, Inc. will furnish, without charge to any shareholder, a copy of the company's annual report on Form 10-KSB for the year ended February 29, 2004. Requests should be directed to the President.

Executive Offices

Oakridge Energy, Inc.
4613 Jacksboro Highway
Wichita Falls, Texas 76302
Tel: 940-322-4772
Fax: 940-322-9452

Executive Officers

Sandra Pautsky
President
Secretary-Treasurer

Danny Croker
Vice President
Asst. Secretary-Treasurer

Carol Cooper
Chief Financial and Accounting Officer

Directors

Sandra Pautsky
Danny Croker
Randy Camp

Transfer Agent

Securities Transfer Corporation
2591 Dallas Parkway, Suite 102
Frisco, Texas 75034
Fax 469-633-0088
Phone 469-633-0101
Email: info@stctransfer.com

OTC BB: OAKR
www.oakridgeenergy.com



Annual Report Design by CTA Public Relations – www.ctapr.com
Aerial Photograph of Ewing Mesa by Pennington Studio – Durango, Colorado



Oakridge Energy, Inc.
4613 Jacksboro Highway
Wichita Falls, Texas 76302
Tel. 940.322.4772
Fax 940.322.9452
www.oakridgeenergy.com
OTC BB: OAKR